SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 9)

                                  ISRAMCO, INC.
                                (Name of Issuer)

                      Common Stock par value $.01 per share
                         (Title of Class of Securities)

                                    465141109
                                 (CUSIP Number)

                                  Monro Cutler
                              1770 St. James Place
                                    Suite 607
                                 Houston, Texas
                            Telephone: (713) 621-3882
            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)

                                October 28, 1998
             (Date of Event with Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d.1(b) (3) or (4), check the following box: [ ]

     Check the following box if a fee is being paid with the statement: [ ]

CUSIP No. 465141109                               (See Schedule A)

1)   Name of Reporting Person                     Naptha Holding Ltd.

     S.S. or I.R.S. Identification No.            (Intentionally
     of Above Person                                 Omitted)

2)   Check the Appropriate Box if a               (a) [  ]
     Member of a Group                            (b) [  ]

3)   SEC Use Only

4)   Source of Funds                              WC

5)   Check if Disclosure of Legal  Proceedings
     is Required Pursuant to Items 2(d) or 2(e)   [ ]

6)   Citizenship or Place of Organization         Israel


                            7)  Sole Voting Power           1,759,523 shares
                     -----------------------------------------------------------
Number of Shares            8)  Shared Voting Power           -0-
Beneficially Owned   -----------------------------------------------------------
by Reporting                9)  Sole Dispositive Power      1,759,523 shares
Person with          -----------------------------------------------------------
                            10) Shared Dispositive Power      -0-

11)  Aggregate Amount Beneficially                1,759,523 shares
     Owned By Each Reporting Person

12)  Check box if the Aggregate Amount            [ ]
     in Row (11) Excludes Certain Shares

13)  Percent of Class Represented by              56.04%

14)  Type of Reporting Person                     CO

CUSIP No. 465141109                               (See Schedule B)

1)   Name of Reporting Person                     Naphtha Israel Petroleum
                                                  Corporation Ltd.

     S.S. or I.R.S. Identification No.            (Intentionally
     of Above Person                                 Omitted)

2)   Check the Appropriate Box if a               (a) [  ]
     Member of a Group                            (b) [  ]

3)   SEC Use Only

4)   Source of Funds                              WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)   Citizenship or Place of Organization         Israel

                            7)  Sole Voting Power             -0-
                     -----------------------------------------------------------
Number of Shares            8)  Shared Voting Power           -0-
Beneficially Owned   -----------------------------------------------------------
by Reporting                9)  Sole Dispositive Power        -0-
Person with          -----------------------------------------------------------
                            10) Shared Dispositive Power      -0-

11)  Aggregate Amount Beneficially                -0-
     Owned By Each Reporting Person

12)  Check box if the Aggregate Amount            [ ]
     in Row (11) Excludes Certain Shares

13)  Percent of Class Represented by              N/A

14)  Type of Reporting Person                     CO

CUSIP No. 465141109                               (See Schedule C)

1)   Name of Reporting Person                     J.O.E.L. Jerusalem Oil
                                                  Exploration Ltd.

     S.S. or I.R.S. Identification No.            (Intentionally
     of Above Person                                Omitted)

2)   Check the Appropriate Box if a               (a) [  ]
     Member of a Group                            (b) [  ]

3)   SEC Use Only

4)   Source of Funds                              N/A

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)   Citizenship or Place of Organization         Israel

                            7)  Sole Voting Power             -0-
                     -----------------------------------------------------------
Number of Shares            8)  Shared Voting Power           -0-
Beneficially Owned   -----------------------------------------------------------
by Reporting                9)  Sole Dispositive Power        -0-
Person with          -----------------------------------------------------------
                            10) Shared Dispositive Power      -0-

11)  Aggregate Amount Beneficially                -0-
     Owned By Each Reporting Person

12)  Check box if the Aggregate Amount            [ ]
     in Row (11) Excludes Certain Shares

13)  Percent of Class Represented by              N/A

14)  Type of Reporting Person                     CO

CUSIP No. 465141109                               (See Schedule D)

1)   Name of Reporting Person                     Equital Ltd.

     S.S. or I.R.S. Identification No.            (Intentionally
     of Above Person                                Omitted)

2)   Check the Appropriate Box if a               (a) [  ]
     Member of a Group                            (b) [  ]

3)   SEC Use Only

4)   Source of Funds                              N/A

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)   Citizenship or Place of Organization         Israel

                            7)  Sole Voting Power             -0-
                     -----------------------------------------------------------
Number of Shares            8)  Shared Voting Power           -0-
Beneficially Owned   -----------------------------------------------------------
by Reporting                9)  Sole Dispositive Power        -0-
Person with          -----------------------------------------------------------
                            10) Shared Dispositive Power      -0-

11)  Aggregate Amount Beneficially                -0-
     Owned By Each Reporting Person

12)  Check box if the Aggregate Amount            [ ]
     in Row (11) Excludes Certain Shares

13)  Percent of Class Represented by              N/A

14)  Type of Reporting Person                     CO

CUSIP No. 465141109                               (See Schedule K)

1)   Name of Reporting Person                     United Kingsway Ltd.

     S.S. or I.R.S. Identification No.            (Intentionally
     of Above Person                                Omitted)

2)   Check the Appropriate Box if a               (a) [  ]
     Member of a Group                            (b) [  ]

3)   SEC Use Only

4)   Source of Funds                              N/A

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)   Citizenship or Place of Organization         Nassau, Bahamas

                            7)  Sole Voting Power             -0-
                     -----------------------------------------------------------
Number of Shares            8)  Shared Voting Power           -0-
Beneficially Owned   -----------------------------------------------------------
by Reporting                9)  Sole Dispositive Power        -0-
Person with          -----------------------------------------------------------
                            10) Shared Dispositive Power      -0-

11)  Aggregate Amount Beneficially                -0-
     Owned By Each Reporting Person

12)  Check box if the Aggregate Amount            [ ]
     in Row (11) Excludes Certain Shares

13)  Percent of Class Represented by              N/A

14)  Type of Reporting Person                     CO

CUSIP No. 465141109                               (See Schedule L)

1)   Name of Reporting Person                     YHK Investment LP

     S.S. or I.R.S. Identification No.            (Intentionally
     of Above Person                                Omitted)

2)   Check the Appropriate Box if a               (a) [  ]
     Member of a Group                            (b) [  ]

3)   SEC Use Only

4)   Source of Funds                              [AF]

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)   Citizenship or Place of Organization         Israel

                            7)  Sole Voting Power             -0-
                     -----------------------------------------------------------
Number of Shares            8)  Shared Voting Power           -0-
Beneficially Owned   -----------------------------------------------------------
by Reporting                9)  Sole Dispositive Power        -0-
Person with          -----------------------------------------------------------
                            10) Shared Dispositive Power      -0-

11)  Aggregate Amount Beneficially                -0-
     Owned By Each Reporting Person

12)  Check box if the Aggregate Amount            [ ]
     in Row (11) Excludes Certain Shares

13)  Percent of Class Represented by              -0-

14)  Type of Reporting Person                     PN

CUSIP No. 465141109                               (See Schedule M)

1)   Name of Reporting Person                     Carmen Management and
                                                  Assets (1997) Ltd.

     S.S. or I.R.S. Identification No.            (Intentionally
     of Above Person                                Omitted)

2)   Check the Appropriate Box if a               (a) [  ]
     Member of a Group                            (b) [  ]

3)   SEC Use Only

4)   Source of Funds                              N/A

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)   Citizenship or Place of Organization         Israel

                            7)  Sole Voting Power             -0-
                     -----------------------------------------------------------
Number of Shares            8)  Shared Voting Power           -0-
Beneficially Owned   -----------------------------------------------------------
by Reporting                9)  Sole Dispositive Power        -0-
Person with          -----------------------------------------------------------
                            10) Shared Dispositive Power      -0-

11)  Aggregate Amount Beneficially                -0-
     Owned By Each Reporting Person

12)  Check box if the Aggregate Amount            [ ]
     in Row (11) Excludes Certain Shares

13)  Percent of Class Represented by              N/A

14)  Type of Reporting Person                     CO

CUSIP No. 465141109                               (See Schedule N)

1)   Name of Reporting Person                     Avraham Livnat Ltd.

     S.S. or I.R.S. Identification No.            (Intentionally
     of Above Person                                Omitted)

2)   Check the Appropriate Box if a               (a) [  ]
     Member of a Group                            (b) [  ]

3)   SEC Use Only

4)   Source of Funds                              N/A

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)   Citizenship or Place of Organization         Israel

                            7)  Sole Voting Power             -0-
                     -----------------------------------------------------------
Number of Shares            8)  Shared Voting Power           -0-
Beneficially Owned   -----------------------------------------------------------
by Reporting                9)  Sole Dispositive Power        -0-
Person with          -----------------------------------------------------------
                            10) Shared Dispositive Power      -0-

11)  Aggregate Amount Beneficially                -0-
     Owned By Each Reporting Person

12)  Check box if the Aggregate Amount            [ ]
     in Row (11) Excludes Certain Shares

13)  Percent of Class Represented by              N/A

14)  Type of Reporting Person                     CO

     The Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on September 20, 1995,

1. as amended by Amendment No. 1 filed with the Commission on January 20, 1996,

2. as amended by Amendment No. 2 filed with the Commission on or about March 27, 1996,

3. as amended by Amendment No. 3 filed with the Commission on or about November 27, 1996,

4. as amended by Amendment No. 4 filed with the Commission on February 12, 1997,

5.   as amended by Amendment No. 5 filed with the Commission on May 12, 1997,

6. as amended by Amendment No. 6 filed with the Commission on October 10, 1997, manually, and October 21, 1997, electronically,

7. as amended by Amendment No. 7 filed with the Commission on January 13, 1998, electronically, and

8. as amended by Amendment No. 8 filed with the Commission on September 22, 1998,

(collectively the "Schedule 13D") relating to the common stock, par value $.01 per share, of Isramco, Inc., are hereby amended by adding the information set forth below. All capitalized terms herein have the meaning ascribed to them in
Schedule 13D.

     This amendment is filed by United Kingsway Ltd. ("Kingsway"), Avraham Livnat Ltd., Carmen Management and Assets (1997) Ltd. ("Carmen Management"), YHK Investment LP ("YHK"), YHK General Managers, Ltd. ("YHK Managers"), Equital Ltd. ("Equital"), JOEL Jerusalem Oil Exploration Ltd. ("JOEL"), Naphtha Israel Petroleum Corporation Ltd. ("Naphtha"), and Naptha Holding Ltd. ("Holding").

Item 1.  Security and Issuer.

     The class of equity securities to which this Schedule 13D relates is the Common Stock, par value $.01 per share, ("shares") of Isramco, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is at:
1770 St. James Place, Ste 607, Houston, TX 77056.

Item 2.  Identity and Background.

     As reported more fully in Amendment No. 5 to the Schedule 13D, Kingsway and Complementary formed YHK. YHK controls Equital and through the chain shown in the annexed Chart of Ownership, it controls Isramco.

     Purchase of Shares on the Open Market: From September 2, 1998, through November 25, 1998, Holding purchased 88,100 shares of the Issuer (the "Shares") for $223,497, an average price of $2.54 per share. This changed the percentage of shares by the reporting person to 56.04%, assuming the exercise by Holding of warrants it holds to purchase 500,000 shares of Isramco.

     Principal Places of Business: The principal place of business of Holding, JOEL and Equital is 8, Granit Street, Kiryat Arie, Box 10188, Petach-Tikva, Israel 49222. The principal place of business of Carmen Management is 18 Hazayit Street, Karmey Yossef, Israel, 99797. The principal place of business of Avraham Livnat, Ltd., is 18 Hazayit Street, Karmey Yossef, Israel 99797.

     The filing of this Schedule 13D does not constitute an admission by any of the persons making this filing that such person are a "group" for purposes of
Section 13(d)(3) of the Act. The Reporting Persons deny that they should be deemed to be such a "group" and such persons are making this filing only because they may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act.

     During the last five years, none of the Reporting Persons, nor any of their officers and directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons, nor any of their officers and directors, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     Holding used its working capital to purchase the 2 shares.

Item 4.  Purpose of the Transaction.

     The purchase of the Shares was made by Holding because it deemed the shares to be underpriced on the open market.

Item 5.  Interest in Securities of the Issuer.

     (a) The aggregate number and percentage of the class of securities being reported here beneficially owned by the Reporting Persons is 1,751,423 shares which is 55.78% of the outstanding shares assuming the exercise of all of the warrants to held by Holding (the "Shares"). The other persons who, together with the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act are indirect beneficial owners of these Shares.

     (b) All power to vote the Shares is vested in Holding.

     (c) From time to time, the persons making this report may acquire additional securities of Isramco in the ordinary course of their business in market transactions.

Item 6. Contracts, Arrangements, understandings or Relationships with Respect to Securities of the Issuer.

     Not applicable.

Item 7.  Material to be Filed as Exhibits.

     Not applicable

                               CHART OF OWNERSHIP

                                          AVRAHAM LIVNAT LTD.
                                               |
                                               |  100%
                                               |/
UNITED KINGSWAY LTD                       CARMEN MANAGEMENT AND
(Owned by Haim Tsuff)                     ASSETS (1997) LTD.
   |                                      |
   |  74%                                 |  26%
   |                                      |
   |>-------Y.H.K. INVESTMENT             |
            LIMITED PARTNERSHIP (Israel)<---|
             |
             |  42.3%
             |/
        EQUITAL LTD.
        |  |
   9.6% |    |  43.4%
        |    |/
   ---->---J.O.E.L. LTD.----------------------------|
   |         |                                      |
   | 27.3%   |  86.6%                               |
   |         |/                                     |
   |-<----NAPHTHA ISRAEL PETROLEUM                  |
         CORPORATION LTD.                           |  5.5%
             |                                      |
             |  100%                                |
             |/                                     |
         NAPTHA HOLDING LTD.                        |\b0
             |                                      |
             |  56.04%                              |
             |/                                     |
         ISRAMCO INC.                               |
             |-------------------->------------------|
             |
             |/
         ISRAMCO OIL AND GAS LTD.
         GENERAL PARTNER
             |
             |/
         ISRAMCO NEGEV 2 LIMITED PARTNERSHIP

EXHIBIT 11

SIGNATURES AND JOINT FILING AGREEMENT

     Each of the undersigned hereby agrees that the Schedule 13D with respect to the common stock, par value $.01 per share, of Isramco, Inc. (to which this Agreement is attached as EXHIBIT 10), and all subsequent amendments, may be filed on behalf of each such person.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 23, 1998

NAPTHA HOLDING LTD. ("HOLDING")                                       Schedule A
NAPHTHA ISRAEL PETROLEUM CORPORATION LTD. ("Naphtha")                 Schedule B
J.O.E.L. JERUSALEM OIL EXPLORATION LTD. ("J.O.E.L.")                  Schedule C
EQUITAL LTD. ("Equital")                                              Schedule D
UNITED KINGSWAY LTD. ("United")                                       Schedule K
YHK INVESTMENT LIMITED PARTNERSHIP ("YHK")                            Schedule L
CARMEN MANAGEMENT AND ASSETS (1997) LTD.                              Schedule M
AVRAHAM LIVNAT LTD.                                                   Schedule N

By:  /s/ Pinchas Pinchas
     -------------------------------------------------
     Pinchas Pinchas, Attorney in Fact
     See powers of attorney filed with prior Amendments.

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF NAPTHA HOLDING LTD. ("HOLDING")

Name                  Title                   Address

Jackob Maimon         Director                10 Izack Sade Street
                                              Petach-Tikva

Yossi Levy            Director                5 Mishmar Hashlosha Street
                                              Rishon Letzion

SCHEDULE B

DIRECTORS AND EXECUTIVE OFFICERS OF NAPHTHA ISRAEL PETROLEUM CORP. LTD.

Name                     Title                        Address

Jackob Maimon*           Chairman of the Board       10 Izack Sade St.  Petach-Tikva

Yossi Levy*              General Manager             5 Mishmanr Hahlosha St. Rishon Letzion

Pinchas Pinchas*         Comptroller                 82b Katz St. Petach-Tikva

Anat Riner*              Director                    154 Rotshild  St., Petach-Tikva

Meir Avrahami**          Director                    6 Rhash St., Hadera

ReviveTal Ltd.           Director**                  8 Granit St. Kiryat Arie, Petach-Tikva 49222

Revive Gal Ltd.          Director**                  8 Granit St. Kiryat Arie, Petach-Tikva 49222

Revive Ad Ltd.           Director**                  8 Granit St. Kiryat Arie, Petach-Tikva 49222

Revive Dan Ltd.          Director**                  8 Granit St. Kiryat Arie, Petach-Tikva 49222

*    Citizen of Israel

** Company wholly owned by J.O.E.L. These companies are all organized under Israeli law, and were established to hold directorships.

SCHEDULE C

DIRECTORS AND EXECUTIVE OFFICERS OF J.O.E.L. JERUSALEM OIL EXPLORATION LTD.

Name                  Title                   Address

Michal Malcah         Director                5 Kasani Street
                      Advocate                Ramat Aviv, Tel Aviv, Israel

Baruch Kirshstein     Director                10 Alfassi Street
                                              Jerusalem, Israel
General Manager of B. Kirsharein Ltd.

Moshe Mitelman, Ph.D. Director                39 Dibell Reoven Street
                                              Petach-Tikva

Haim Margalit         Director                17 Ailanot, Kfar Maas
    Proprietor of a metal coating manufacturing business

BordosLone Ltd.       Director ***            8 Granit St., Kiryat Arie, Petach-Tikva

Pinkstone Ltd.        General Manager***      8 Granit St., Kiryat Arie, Petach-Tikva

David David           General Manager         7 Tidhar Street, Ramat-Efal

Pinchas Pinchas       Comptroller             82B Katz Street, Petach-Tikva

Anmon Argaman, CPA    Internal Auditor

*** Wholly owned by YHK General Managers, Ltd. All of these companies are organized under Israeli law, and were established to hold directorships.

SCHEDULE D

DIRECTORS AND EXECUTIVE OFFICERS OF EQUITAL LTD.

Name                  Title                   Address

Dr. Esti Hat *         Director               2 Dov Gruner,  Herzliya, Israel
    Marketing Manager, Lecturer at the Tel-Aviv University

Michael Gutman         General Manager

Blackstone Ltd.        Director ***           8 Granit St., Kiryat Arie, Petach-Tikva

Orangestone Ltd        Director ***           8 Granit St., Kiryat Arie, Petach-Tikva

Pinkstone Ltd.         Director ***           8 Granit St., Kiryat Arie, Petach-Tikva

Bordostone Ltd.        Director ***           8 Granit St., Kiryat Arie, Petach-Tikva

Vivian Turgeman *      Director               17 Rabina St. Tel Aviv
    Manager of jewelry establishment

Joseph From *          General Manager        8 Igal Alon, Herzliya, Israel

Pinchas Pinchas        Comptroller            82B Katz Street
                                              Petach Tikva, Israel

*    Citizen of Israel

*** Wholly owned by YHK General Managers' Ltd. All of these companies were organized under Israeli law, and were established to hold directorships.

SCHEDULE K

DIRECTORS AND EXECUTIVE OFFICERS OF UNITED KINGSWAY LTD.

Name                  Title                   Address

Haim Tsuff            Director                12 Haporzim Street
                      Sole Shareholder        Petach Tikva, Israel
    Manager of several companies
    Citizen of Israel and the Netherlands

SCHEDULE L

DIRECTORS AND EXECUTIVE OFFICERS OF YHK INVESTMENTS LIMITED PARTNERSHIP

General Partner  (0.02%)

    YHK General Managers, Ltd.

The Executive Officers of the General Partner are:

    Not appointed yet.

Directors

    Zeev Livnat
    26 Hanarkis Street, Karmey-Yossef, Israel

    Haim Tsuff
    12 Haporzim Street, Petach Tikva, Israel
         Manager of several companies
         Citizen of Israel and the Netherlands

    Josef Tsuff
         Pensioner
    12 Haporzim Street, Petach Tikva, Israel

    Tina Miamon-Arckens (Homemaker)
    38 Bilu Street, Hertzliya, Israel

Limited Partners

The limited partners of YHK are Carmen Management and Assets (1997), Ltd. (25.99%) and United Kingsway Ltd. (73.99%)

See Schedule K regarding Kingsway.

SCHEDULE M

DIRECTORS AND EXECUTIVE OFFICERS OF CARMEN MANAGEMENT AND ASSETS (1997) LTD.

Name                        Title                             Address

Avraham Livnat ****         Director/Shareholder              18 Hazayit St., Karmey Yossef, Israel
     Principal occupation: Investor/Businessman

Zeev Livnat ****            Director                          26 Hanarkis St.   Karmey Yossef, Israel
     Principal occupation:  Investor/Businessman

Zvi Livnat ****             Director                          12 Hayasmin St. Karmey Yossef, Israel
     Principal occupation:  Investor/Businessman

Shai Livnat ****            Director                          50 Dizengoff St.  Tel-Aviv, Israel
     Principal occupation:  Investor/Businessman

Beni Gaon Investments (1998) Ltd.**                           6 Tsamarot St., Herzliya, Israel

A. Livnat Mataim Ltd.**                                       6 Tzomet Tavura, Ramla, Israel


**** All individuals on this schedule are Israeli citizens.

** All of these companies were organized under Israeli law, and were established to hold directorships.

SCHEDULE N

DIRECTORS, EXECUTIVE OFFICERS AND SHAREHOLDERS OF AVRAHAM LIVNAT LTD.

Name                          Title                           Address

Avraham Zivnat****            Director/Shareholder            Karney Yosef, Israel
         Principal occupation: Director/Shareholder

Rachel Livnat ****            Director/20% Shareholder        18 Hazayit St., Karmey Yossef, Israel
     Principal occupation: Homemaker

Zeev Livnat ****              20% Shareholder                 26 Hanarkis St., Karmey Yossef, Israel
     Principal occupation:  Investor/Businessman

Zvi Livnat ****               20% Shareholder                 12 Hayasmin Karmey Yossef, Israel
     Principal occupation:  Investor/Businessman

Shai Livnat ****              20% Shareholder                 50 Dizengoff St., Tel-Aviv, Israel
     Principal occupation:  Investor/Businessman

**** All individuals on this schedule are Israeli citizens.